Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

October 6, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Suzanne Hayes
Scot Foley

Re:          Compugen Ltd.
Registration Statement on Form F-3
Filed August 9, 2016
File No. 333-213007

Ladies and Gentlemen:

On behalf of Compugen Ltd. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comment of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated August 26, 2016 with respect to the above-referenced Registration Statement on Form F-3.

General

1.	Comment: We are currently conducting a review of the annual report on Form 20-F you filed on March 7, 2016 and we anticipate issuing comments from that review. Please be advised that we will not be in a position to grant effectiveness to the registration statement until such time as those comments have been resolved.

Response:  The Company acknowledges the comment and respectfully notes that pursuant to the letter from the Commission dated October 5, 2016, all comments issued by the Commission from its review of the company’s Annual Report on Form 20-F as filed by the Company on March 7, 2016 have been resolved.  Accordingly, the Company intends to submit a request for acceleration of the effective date of the Form F-3 via separate correspondence.

We hope that the above response is acceptable to the Staff.  Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter.  We thank you for your time and attention.

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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